NEWS RELEASE

Endeavour Raises 2007 Production Forecast to 2.8 million Oz Silver;
Bolanitos Mines Project to Produce 300,000 Oz Silver in 2007

Vancouver, Canada - July 11, 2007 - Endeavour Silver Corp. (EDR: TSX, EJD:DBFrankfurt, EXK:AMEX) announces that with the recent acquisition of the Bolanitos Mines Project in Guanajuato State, Mexico, the Company has raised its 2007 production forecast to 2.8 million oz silver. Bolanitos is projected to produce 300,000 oz silver in 2007, and the Guanacevi Mines Project is now forecast to produce 2.5 million oz in 2007.

Endeavour has also raised its gold forecast for 2007 to 7,500 oz, with 4,000 oz coming from Guanacevi and 3,500 oz from Bolanitos. At a 50 silver to 1 gold ratio, Endeavour’s silver equivalent production in 2007 will rise to 3.1 million oz, up 109% from 2006.

When Endeavour assumed operating control of Bolañitos on April 1, 2007, the plant was producing at approximately 40% of its 450 tpd capacity and the mine was only providing a small part of the plant feed, the balance coming from old mine dumps. As a result, the plant head grades were averaging 100 gpt silver and 1.62 gpt gold, and metal recoveries were averaging around 60% for gold and silver into concentrate.

Endeavour management elected to immediately close the mine and plant in order to make some key repairs to equipment, introduce safety policies and training, and develop an 18 month mine plan. Endeavour’s short term goals are to increase the average mine grade to 200 gpt silver and 1.8 gpt gold for 2007, raise the plant throughput up to its 450 tpd capacity by year-end and enhance the gold and silver recoveries back to approximately 80% into concentrate.

The plant has already seen an increase in recovery to greater than 75% for both silver and gold. The mines are currently shipping 271-tpd ore at a grade of 163-gpt silver and 1.9-gpt gold.

Endeavour will also commence shortly a 4,350 m, 19 hole exploration drilling and underground sampling program in and around the Cebada. Bolanitos, and Golondrinas mines. The goal is to outline 5 million oz silver as an initial NI 43-101 complaint resource target. (Please refer to Endeavour news release dated May 2, 2007 for details of the historic reserves at Bolañitos).

A US$7.4 million capital expenditure is planned for Bolañitos in 2007, including $2.8 million for new mining equipment, $2.6 million for plant, tailings and general capital improvements, $1.0 million for mine development and $1.0 million for exploration.

In the second half of 2007, Endeavour plans to rehabilitate 6.1 km of old underground workings and drive 1.3 km of new ramps and drifts. The mine workforce will increase to around 175 miners, the plant workforce will remain at its current level (46 people).

For additional information, maps and photos of the Bolanitos Mines Project, please click on this link: Bolanitos Mines Project.

Godfrey Walton, President and COO, commented “Bolañitos represents an exciting new opportunity for Endeavour to boost its silver reserves, production and cash flows. The Endeavour Operations team is focused on instituting a more rigorous safety and health system that is typical of Endeavour operations, greatly reducing the dilution during the mining process to mine a higher grade material while ramping the mine tonnage up to the plant capacity and increasing the mill recovery for all metals above 85%. New Exploration Vice President, Barry Devlin and his exploration team have already identified multiple target areas that are prospective for expanding the resources and delineating new resources. Bolañitos has the potential to materially impact Endeavour’s silver production and reserves for many years.”

Endeavour Silver Corp. (EDR: TSX, EDR.WT: TSX, EJD:DBFrankfurt, EXK:AMEX) is an emerging mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating silver mines, Guanacevi in Durango and Bolanitos in Guanajuato, coupled with the Company’s aggressive acquisition and exploration programs in Mexico, should enable Endeavour to join the ranks of top primary silver producers worldwide.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Barry Devlin, Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.